Stradley Ronon Stevens & Young, LLP
Suite 1601
191 North Wacker Drive
Chicago, IL 60606
Telephone 312.964.3500
Fax 312.964.3501 www.stradley.com

VIA EDGAR

April 14, 2016

Ms. Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen High Income December 2019 Target Term Fund
File Nos: 333-209703 and 811-23141

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated March 24, 2016 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen High Income December 2019 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

The changes described herein will be reflected in pre-effective amendment no. 1 to the Registration Statement, which will be filed with the SEC within the next several days. We will submit as correspondence a version of the pre-effective amendment that is marked to show changes from the Registration Statement as originally filed.

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on the financial statements and exhibits added in any pre-effective amendments.

Response: Understood.

Ms. Elisabeth Bentzinger

April 14, 2016

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund’s Adviser (Nuveen Fund Advisors, LLC) and certain funds advised by the Adviser and named therein as applicants filed an “Application for an Order Pursuant to Sections 6(c), 12(d)(1)(J), 17(b) and 17(d) and Rule 17d-1 of the Investment Company Act of 1940 to Permit Certain Joint Arrangements and Transactions” on February 23, 2016 (File No. 812-14619-01) (the “Application”), related to a proposed interfund lending facility whereby such funds may directly lend to and borrow money from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions described in the Application. The Application requested that the relief sought apply to “any registered open-end or closed-end management investment company … for which [Nuveen Fund Advisors, LLC] or any successor thereto . . . serves as investment adviser,” provided that any entity that relies on the requested order will comply with the terms and conditions of the Application.” If granted, the exemptive relief requested in the Application will apply to the Fund if the Fund elects to rely on such relief and comply with the terms and conditions of the Application.

3.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements

Response: FINRA will review the proposed underwriting terms and arrangements related to the Fund’s offering of Common Shares.

Registration Statement Cover Page

4.	Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table (as such table may be revised in a pre-effective amendment) includes all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response: Confirmed. The “Amount Being Registered” includes all shares that may be issued pursuant to the Underwriters’ over-allotment option. The current “Calculation of Registration Fee under the Securities Act of 1933” table reflects only a nominal amount of shares. Once the Underwriters have conducted marketing activity on behalf of the Fund, the Fund plans to file another pre-effective amendment to the Registration Statement in order to register the number of shares the Underwriters expect to sell in the offering. This number also will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Ms. Elisabeth Bentzinger

April 14, 2016

PROSPECTUS

Prospectus Summary – Investment Policies, pages 3-5

5.	Comment: The Summary states that during temporary defensive and other specified periods, the Fund may deviate from its investment objectives and invest up to 100% of its Managed Assets in short-term cash equivalents, including high quality, short-term securities. Please reconcile the disclosure throughout the registration statement (pages 5, 26, and 36 of the prospectus and pages 4 and 29 of the Statement of Additional Information (“SAI”)) to clarify whether the Fund may invest:

a)	up to 100% of its net assets or its Managed Assets;

b)	in short-, intermediate-, or long-term U.S. Treasury securities; and

c)	in cash and cash equivalents.

Response: The applicable disclosures have been revised to consistently reflect that, during temporary defensive and certain other specified periods, the Fund may invest up to 100% of its Managed Assets in short-term cash equivalents including high quality, short-term securities or short-, intermediate-, or long-term U.S. Treasury securities.

6.	Comment: Please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% policy.

Response: Confirmed. The Fund’s investments in derivatives will be valued at market value for purposes of calculating compliance with the Fund’s 80% policies.

Portfolio Composition and Other Information – Derivatives, pages 32-36

7.	Comment: The prospectus disclosure indicates that the Fund may use credit default swaps. Please confirm supplementally that if the Fund will write credit default swaps, it will segregate the full notional value of the swaps to cover such obligations.

Response: Confirmed. When the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

8.

Comment: The prospectus disclosure states that the Fund may engage in total return swaps. If so, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission fairly

Ms. Elisabeth Bentzinger

April 14, 2016

recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: Understood.

SAI

Investment Restrictions, page 5

9.	Comment: The Fund seeks to carve out lenders and other financial intermediaries from the term “issuer” for purposes of the Fund’s concentration policy. Assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise the policy accordingly.

Response: Investment restriction number 4 is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. We confirm, for purposes of this investment restriction number 4, that both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower.

Subadviser, pages 48-49

10.	Comment: Please provide the information regarding the other accounts managed by the portfolio managers as of the most recent practicable date. See Instruction 1 to Item 21.1. of Form N-2.

Response: The “other accounts” disclosure for the Fund’s portfolio managers has been updated to reflect amounts as of February 28, 2016.

Ms. Elisabeth Bentzinger

April 14, 2016

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz
David P. Glatz

Enclosures
Copies (w/encl.) to	K. McCarthy
G. Zimmerman
E. Fess
D. Wohl